

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04011483

March 2, 2004

Donald R. Crawshaw
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	3/2/2004

Re: Constellation Energy Group, Inc.
Incoming letter dated January 16, 2004

Dear Mr. Crawshaw:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to Constellation Energy by Rudolf E. Freund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Rudolf E. Freund
3706 Meadowvale Road
Ellicott City, MD 21042

100 4441

SULLIVAN & CROMWELL LLP

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January 16, 2004

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20459.

Re: Constellation Energy Group, Inc. – Intention to Omit Shareholder Proposal of Rudolf E. Freund

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Constellation Energy Group, Inc. (the "Corporation") of the Corporation's intention to omit from the proxy statement for its 2004 annual meeting of shareholders (the "Proxy Statement") the shareholder proposal (the "Proposal") submitted to the Corporation by Rudolf E. Freund (the "Proponent") under cover of a letter dated December 19, 2003. A copy of the Proposal is attached as Annex A. Five additional copies of this letter, including the annexed Proposal, are enclosed herewith in accordance with Rule 14a-8(j).

The Proposal

The text of the Proposal, in the form submitted by the Proponent, is as follows:

> Exclusion of the Company President from concurrent service as Chairman of the Board of Directors, Constellation Energy Group.
>
> No officer of Constellation Energy Group or its subsidiaries may serve concurrently as chairman of the Board of Directors. The president of Constellation Energy shall serve at the pleasure of the elected Board of Directors. Nothing shall prevent the president of Constellation Energy Group from seeking election to the Board of Directors and upon election, serving as a voting member of the Board.

Request

On behalf of the Corporation, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Corporation omits the Proposal from its Proxy Statement for the reasons set forth below. In the event that the Staff disagrees with the Corporation's view that the Proposal may be excluded in its entirety, the Corporation is of the view that, for the reasons set forth below, various portions of the Proposal could be excluded by the Corporation.

Grounds for Exclusion

Rule 14a-8(i)(1) – Inappropriate for Action by Shareholders

Rule 14a-8(i)(1) states that a shareholder proposal may be omitted from a company's proxy statement if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Corporation is incorporated under the laws of the State of Maryland. Section 2-401 of the Maryland General Corporation Law (the "MGCL"), states:

> (a) *Management.* – The business and affairs of a corporation shall be managed under the direction of a board of directors.
>
> (b) *Power of board.* – All powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation.

The Corporation's bylaws (Article IV, Section 1) provide that the Board of Directors shall elect a Chairman of the Board and the Board has historically selected the President of the Corporation as the Chairman of the Board although they have discretion to select any director as Chairman. There is no provision in the MGCL or in the Corporation's charter or bylaws granting shareholders the power to direct the Board of Directors in its management of the Corporation, including in respect of Board governance matters such as selection of the Chairman. In directing the Corporation to take the actions specified in the Proposal (rather than merely requesting or recommending that the Corporation's Board of Directors consider implementing such actions), the Proposal constitutes an unlawful intrusion into the authority of the Board of Directors contrary to Section 2-401 of the MGCL and may properly be omitted from the Corporation's Proxy Statement pursuant to Rule 14a-8(i)(1). A number of the Staff's recent no-action letters support this position. See, e.g., Archer-Daniel-Midland Co. (pub. avail. July 10, 1998) (proposal demanding certain inaction by the board of directors of the company could be omitted under Rule 14a-8(i)(1) unless recast as a recommendation or request within seven days after receipt by the proponent of the Staff's letter); RJR Nabisco Holding Corp. (pub. avail. February 23, 1998) (proposal requiring mandatory action by the board of directors of the company could be omitted under what is today Rule 14a-8(i)(1) unless recast as a recommendation or request within seven days after receipt by the proponent of the Staff's letter); Dow Jones & Company, Inc. (pub. avail. November 30, 1995) (proposal demanding certain action by the board of directors of the company could be omitted under what is today Rule 14a-8(i)(1) unless recast as a recommendation or request within seven days after receipt by the proponent of the Staff's letter).

Rule 14a-8(i)(3) – Vague or Incomprehensible

Rule 14a-9 prohibits the inclusion within proxy materials of statements that are false or misleading and the omission from proxy materials of material facts necessary to make statements made therein not false or misleading. Rule 14a-8(i)(3) under the Exchange Act permits the omission from a proxy statement of a proposal or supporting statement which violates any of the Commission's proxy rules, including Rule 14a-9. The Staff has indicated that a proposal or supporting statement that contains material inaccuracies and omissions, or that is otherwise vague, indefinite or incomprehensible, may be excluded pursuant to Rule 14a-8(i)(3). See, e.g., Archer-Daniel-Midland Co. (pub. avail. July 10, 1998); Ford Motor Co. (pub. avail. February 26, 1980).

The Corporation notes that the Proposal's title, which refers to the exclusion of the "Company President" from concurrent service as Chairman, is inconsistent with the Proposal's content, which requires that "no officer" of the Corporation or its subsidiaries serve concurrently as Chairman. The Corporation respectfully submits that this inconsistency renders the Proposal indefinite or incomprehensible, and that the Proposal may therefore be excluded pursuant to Rule 14a-8(i)(3).

In addition, the second and third sentences of the Proposal purport to propose changes to the Corporation's existing governance arrangements but are in fact entirely consistent with the Corporation's current charter and bylaws. The Corporation's bylaws (Article IV, Section 1) provide that the Corporation's officers, including the President, shall be elected by, and hold office at the will of, the Corporation's Board of Directors. Similarly, nothing in the Corporation's charter or bylaws would prevent any officer (or any other individual) from seeking election to, and serving on, the Corporation's board of directors. The Corporation respectfully submits that the inclusion of second and third sentences of the Proposal would confuse and mislead shareholders by falsely implying that, under the Corporation's current governance arrangements, the president does not serve at the pleasure of the Board of Directors and a non-director officer may not seek election to the Board of Directors as a voting member thereof. Accordingly, in the event that the Staff disagrees with the Corporation's view that the Proposal may be excluded in its entirety, the Corporation submits that these sentences may properly be excluded from the Proposal pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(10) – Substantially Implemented

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy materials where the proposal has been rendered moot. To be rendered moot a proposal must have been "substantially implemented" by the issuer. See Exchange Act Release No. 20091 (Aug. 16, 1983).

As described above, the second and third sentences of the Proposal purport to propose changes to the Corporation's existing governance arrangements but are in fact entirely consistent with the Corporation's current charter and bylaws. Accordingly, the Corporation respectfully submits that the second and third sentences of the Proposal are moot and may properly be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(10).

* * *

In accordance with Rule 14a-8(j), the Corporation is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit certain portions of the Supporting Statement from its Proxy Statement.

On behalf of the Corporation, we hereby respectfully request that the Staff express their intention not to recommend enforcement action if the Proposal or the portions thereof described above are excluded from the Corporation's Proxy Statement for the reasons set forth above. If the Staff disagrees with the Corporation's conclusions regarding the omission of the Proposal, or if any additional submissions are desired in support of the Corporation's position, we would appreciate an opportunity to meet with the Staff or to speak with the Staff by telephone prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558-4016 or Sven O. Milelli of this office at (212) 558-4607.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,



Donald R. Crawshaw

(Enclosures)

cc: Rudolf E. Freund

Kathleen A. Chagnon
(Constellation Energy Group, Inc.)

Annex A

3706 Meadowvale Road
Ellicott City MD 21042

December 19, 2003

Kathleen A. Chagnon
Vice President, General Counsel and Secretary
Constellation Energy Group
750 East Pratt Street
Baltimore MD 21202

Dear Ms. Chagnon:

I am a shareholder of record for seventy-five shares, and have plans to increase my investment in the near future. Barring the usual uncertainty - death and taxes - I expect to continue to own and vote my shares at the time of the 2004 Annual Meeting.

The text of my proposal follows:

Exclusion of the Company President from concurrent service as Chairman of the Board of Directors, Constellation Energy Group.

No officer of Constellation Energy Group or its subsidiaries may serve concurrently as chairman of the Board of Directors. The president of Constellation Energy shall serve at the pleasure of the elected Board of Directors. Nothing shall prevent the president of Constellation Energy Group from seeking election to the Board of Directors and upon election, serving as a voting member of the Board.

Very truly yours,



Rudolf E. Freund

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Constellation Energy Group, Inc.
Incoming letter dated January 16, 2004

The proposal would exclude the Company President from concurrent service as Chairman of the Board of Directors.

There appears to be some basis for your view that Constellation Energy may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable jurisdictional law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Constellation Energy with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Constellation Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Constellation Energy may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Constellation Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Constellation Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Constellation Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Anne Nguyen
Attorney-Advisor